



06012841

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 8 Dalgleish Street
Thebarton South Australia 5031
www.bresagen.com

FACSIMILE TRANSMISSION

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 772 9207
FROM:	Trudy Fenton
DATE:	Monday, 24 April 2006
SUBJECT:	ASX Announcement
PAGES (inc. cover)	7

SUPPL

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcements which were released by the Australian Stock Exchange –

1. Appendix 4C Quarterly report for entities admitted on the basis of commitments, dated 24 April, 2006
2. Bresagen Shareholder's Newsletter, dated April, 2006.

Yours sincerely
Irene Thompson

For

Trudy Fenton
Corporate Administrator

If there are any problems with this transmission, call 08 8234 2660

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

BRESAGEN LIMITED

ABN	Quarter ended ("current quarter")
60 007 988 767	March 2006

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from customers		1,386	3.710
1.2	Payments for	(a) staff costs	(572)	(1,630)
		(b) advertising and marketing	(11)	(39)
		(c) research and development		
		(d) leased assets		
		(e) other working capital [i]	(914)	(3,495)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		6	19
1.5	Interest and other costs of finance paid		(137)	(420)
1.6	Income taxes paid			
1.7	Other receipts		64	276
	Net operating cash flows		(178)	(1,579)

Notes -

[i] Included in other working capital for the year to date is payment of $776k GST due to Land Management Corporation ('LMC') due on 1 July 2005.

Appendix 4C
Quarterly report for entities admitted on the basis of commitments

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)	(178)	(1,579)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets	(141)	(478)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		48
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	(141)	(430)
1.14	**Total operating and investing cash flows**	(319)	(2,009)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	353	705
1.16	Proceeds from convertible notes		900
1.17	Proceeds from borrowings		500
1.18	Repayment of borrowings	(440)	(1,112)
1.19	Dividends paid		
1.20	Other – Share Purchase Plan costs	(38)	(38)
	Net financing cash flows	(125)	955
	Net increase (decrease) in cash held	(444)	(1,054)
1.21	Cash at beginning of quarter/year to date	699	1,309
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	255	255

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	108
1.25	Aggregate amount of loans to the parties included in item 1.11	

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities - Secured long term loan (Land Management Corporation) (i) - Secured working capital facility (ii)	 7,764 3,400	 7,764 1,200
3.2	Credit standby arrangements		

Notes -

(i) On 18 March 2002, a secured long term loan facility was provided by the Land Management Corporation for the construction of a new building and production facility.

(ii) A secured convertible note facility was approved by shareholders at a meeting of shareholders held on 11 October 2004. The facility allows BresaGen to issue up to a maximum of 34 Notes each with a value of $100,000 (total facility value $3.4M).

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	111	531
4.2	Deposits at call	144	168
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.23)	255	699

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /does not* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: Original Signed.. (Company secretary) Date: 24 April, 2006

Print name: Bryan Dulhunty.

+ See chapter 19 for defined terms.



BresaGen - Manufacturing Biopharmaceuticals

Shareholder Newsletter
April 2006

Dear Shareholder,

The past quarter has proven to be another solid three months for BresaGen. We wish to take this opportunity to update you on the numerous developments taking place at BresaGen, however should you have any further questions please contact us on 08-8234 2660 or via our website at www.bresagen.com.au

Overview of life science sector

The most up-to-date research shows the life science industry as a whole continues to grow with the PwC Australian Life Science Index having gained 8.3% in the December quarter, outperforming the ASX All Ordinaries by 5.8%. The Australian sector also outperformed the US biotech market during this period. The outlook for the life science industry remains very positive and we firmly believe BresaGen is well placed to be among the stronger performers in the sector.

protEcol™ Services

contract service division developing drug manufacturing processes

Several of our "Feasibility Study" clients are now moving into the manufacture of clinical trial material, which is a value-added service offered by BresaGen.

These clients typically first approach us for preliminary process development and feasibility work to assist in identifying and developing production processes for their protein-based drugs. This process involves major intellectual input from our experienced technical team. After the production processes have been established, and as the clients move toward clinical trials, these contracts move to the manufacturing stage, where a large proportion of our revenue is generated.

API Supply

product development and supply of drug products to pharmaceutical and biotech companies

We recently hosted visiting delegations from European and US-based companies seriously considering our Active Pharmaceutical Ingredient (API) services. We will keep you informed as these discussions evolve. Meanwhile our product development for the registration and sale of biogeneric drugs in India continues to proceed on schedule.

March quarter financial performance

We have just lodged our 4C quarterly report with the Australian Stock Exchange.

We remain on track for a profit and loss break even this financial year.


BresaGen Limited
protEcol™ Services
developing and supplying drug products
-Manufacturing opportunities-

- Both business divisions continue to perform well and are on target to meet full-year forecasts. Our Company objective, as set by the Board, is to rapidly grow the protEcol™ Services business while establishing an API supply business. We can say with confidence this objective is being met.

BIO 2006

Our Chief Operating Officer Dr Meera Verma and Chief Scientific Officer Dr Stan Bastiras recently attended the BIO 2006 International Convention and Exhibition in the United States to seek out new business opportunities for BresaGen. BIO is the world's largest annual biotechnology event with approximately 20,000 delegates from across the globe attending. It is a unique market place for the biotechnology industry and presented a wealth of opportunities and business networks to explore.

For BresaGen it is a 'must attend' event to finalise deals and meet with key industry decision-makers. At past events we have come away with new contracts and initial discussions have proved positive again this year. We will keep you informed as our negotiations progress.

Vial production line

We have installed state-of-the-art production line equipment that will allow us to deliver drugs pre-packaged in vials for the increasing number of companies taking their innovative products into clinical trials. This will be a new service offered by BresaGen and is already attracting strong interest.

The sterile line is expected to be licensed in May with the first vials rolling off in June.

This is an exciting development for BresaGen as it opens a new market, allowing us to package a much broader range of drug products including antibodies and small molecules whereas our process development service is limited to recombinant peptides and protein.

Staff appointments

We are pleased to announce that Robert Herrington has joined the Company as Regulatory Affairs and Quality Manager. This is a key appointment for BresaGen as it signals the strengthening of our commitment to meeting national and international pharmaceutical standards for product quality and safety.

Bob's employment is the latest in a series of strategic appointments at BresaGen that boost our leading intellectual capacity and resources. In little over a year, we have boosted our ranks by around 50% and now have 47 staff. Our business is built on people and the team we have assembled is dedicated and expert in the field.

Mr Stephen Jones
Chairman



Did you know?

Our top five shareholders, who make up almost 60% of our shareholding, joined our Company since we successfully emerged from administration.